EXHIBIT (f)
Description of Queensland and
Queensland Treasury Corporation

63

REPORT OF THE AUDITOR-GENERAL OF QUEENSLAND
The books, accounts and financial records relating to the Public Accounts of Queensland prepared by the State Treasury Department, for the years 1989-90 through 2004-2005 inclusive and Queensland Treasury Corporation for the years 1989-90 through 2004-2005 inclusive have been audited in accordance with recognized professional Australian Auditing Standards and practices and the relevant provisions of the Financial Administration and Audit Act 1977 (Queensland legislation governing State financial administration and practice).
Audit Certificates were subsequently provided to the Legislative Assembly of Queensland that, inter alia, all explanations and information required had been obtained in respect of these audits and that, in the opinion of the Auditor General, the various financial statements had been properly drawn up so as to present a true and fair view of transactions for the financial years concerned and the position of the accounts at the close of the respective years. There were no material audit qualifications to these accounts for any of the periods referred to with the exception of the Queensland Treasury Corporation financial statements for the periods 1 July 1989 to 30 June 1990 and 1 July 1990 to 30 June 1991. These qualifications related to the validity of specific significant assumptions and the outcome of certain litigation which, having been resolved, did not materially impact upon the accounts of Queensland Treasury Corporation for the subsequent years and accordingly an unqualified opinion was given in respect of these subsequent years.
In relation to the Operating Statement, Statement of Cashflows and the Balance Sheet of the Queensland Treasury Corporation for the year ended 30 June 2005 set out in the Queensland Treasury Corporation Annual Report for 2004-2005, I hereby certify that these Statements are an accurate reproduction of the financial statements duly certified in accordance with paragraph two of this Report and, in my opinion, have been properly drawn up so as to show a true and fair view of the transactions of the Corporation for the periods shown and the financial position of the Corporation as at 30 June 2004 and 30 June 2005.
Dated December 13, 2005

/s/ Glenn Gordon Poole

GLENN GORDON POOLE	Queensland Audit Office
Auditor General of Queensland	Brisbane

(F)-1

QUEENSLAND TREASURY CORPORATION
In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation (“Corporation”) pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).
Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the “Board”) to determine and implement ongoing strategies for capital market operations.
Under the Act, the Corporation has as its statutory objectives:
(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:
(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.
In furtherance of these objectives, the Act also provides that the Corporation has the following functions:
(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.
As at June 30, 2005, the Corporation had a total of $30.230 billion in assets and $29.952 billion in liabilities compared to $26.809 billion in assets at June 30, 2004 and $26.578 billion in liabilities at June 30, 2004.
Organization of Queensland Treasury Corporation
The present Under Treasurer of the State is Mr. Gerard P. Bradley.
The powers, functions and duties of the Under Treasurer have been delegated to the Board (Chairman: Sir Leo Hielscher). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

(f)-2

The Chief Executive of the Corporation is Stephen Rochester. The Organization Management Team (“OMT”) comprises the Chief Executive and senior management of the Corporation. The OMT provides management oversight of the Corporation’s performance of the strategic and corporate objectives outlined in Corporation’s strategic and corporate plan and manages human resource performance. The business address of the Corporation and the Board is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland.
With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to Queensland’s statutory authorities. At June 30, 2005, the total borrowings of the Corporation were $24.518 billion. This amount included overseas debt equivalent to $10.086 billion based on the prevailing rates of exchange at June 30, 2005. Included in these overseas borrowings were Australian dollar denominated borrowings of $9.939 billion raised in the Euro Australian dollar market. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.
The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, the Securities and all other public bond issues and commercial paper facilities undertaken by the Corporation have been guaranteed by the Treasurer.
The Corporation’s borrowing and lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the negative impact on interest rates of borrowing large amounts to meet funding requirements when funds are required by Government Bodies. Surplus borrowings are held to manage the Corporation’s refinancing risk, the Corporation’s customers’ (ie. Government Bodies) interest rate risk, and to manage the Corporation’s liquidity risk. These surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.
The Government Bodies the Corporation lends to include Government departments, State owned trading enterprises, local governments and all statutory bodies. Under its lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilize debt portfolios which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments. However, the large corporatised Government Bodies normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained. At June 30, 2005, loans to Government Bodies totaled $18.906 billion.
Section 15 of the Act provides that profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.
The financial statements of the Corporation, comprised of an “Statement of Financial Performance for the Year Ended 30 June” for 2004 and 2005, a “Statement of Financial Position as at 30 June” for 2004 and 2005, a “Statement of Cash Flows for the Year Ended 30 June” for 2004 and 2005 and notes to the financial statements, are set forth in “Notes to and Forming Part of the Financial Statements”.
For detailed information regarding outstanding indebtedness of the Corporation and the public debt of the State to the Commonwealth, see “Supplementary Tables and Information”.
Cross Border Lease Transactions

(f)-3

The Corporation, on behalf of Government Bodies (“Queensland lessees”), has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border leasing transactions. The vast majority of cross border lease transactions entered into by the Corporation relate to rail and electricity assets.
Under the cross border lease transactions, QTC has assumed responsibility for a significant portion of the transaction risk. If certain events occur, QTC could be liable to make additional payments under the transactions. However, external advice and history to date indicate the likelihood of these events occurring is remote. The exposure is measured by the difference between the termination value of the leases and the market value of financial assets held to meet the future payment obligations under each lease (“strip loss”). The strip loss value, which was estimated at $606 million at 30 June 2005, rises to approximately $900 million by the year 2010 then falls progressively over the remaining term of the leases to zero by the year 2029.
QTC also has a contingent exposure to the financial assets purchased to meet the future payment obligations under each lease. This exposure is to the parties who have issued the financial instruments. However, the risk to QTC is relatively low with approximately 87% of the defeasance asset exposure having a credit rating of AAA and the lowest rated entity having a credit rating of A- representing only 0.3% of the total exposure.
The backing of the State of Queensland is a key part of cross border lease transactions. This is generally due to the fact that QTC or the public sector lessee represents the Crown in the right of the State of Queensland. Alternatively, a separate State of Queensland guarantee has been provided in relation to some cross border lease transactions. In any event, the State’s contingent exposure is, in all material respects, equivalent to the exposures described in the paragraphs above.

(f)-4

QUEENSLAND
General
The State of Queensland (the “State” or “Queensland”) has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and wool. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well-developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 170,000 kilometers of roads supports the development of the State’s resources.
Queensland is the third most populous State in Australia with a population of around 3.95 million persons, or 19.5% of Australia’s population at March 2005. Approximately two-thirds of Queensland’s population lives in the Brisbane and Moreton region in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.
Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 1.8 million residents. There are eight other population centers in Queensland with over 50,000 residents.
Government of Queensland
The Commonwealth of Australia (“Australia” or the “Commonwealth”) was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory which contains the nation’s capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defence, external affairs, overseas and interstate trade and commerce, currency and banking. It also has exclusive power to impose customs and excise duties and power exercisable concurrently with the States to levy other forms of taxation. The State Parliaments retain powers over all matters other than those granted to the Commonwealth under the Constitution. State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.
While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration tribunals, legislation over the last decade underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labor market more flexible.
Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.
Following the most recent State election (February 2004), the Australian Labor Party again forms the current government of Queensland. The Premier and Treasurer is the Honourable Peter Beattie.

(f)-5

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.
The authority of Queensland’s Parliament is required for the raising of all State revenues and for all State expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.
Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by career public servants with each department having a “permanent head” who is responsible for the financial administration of the funds provided by Parliament for use by that department.
The State judicial system operates principally through the Magistrates Court, the District Court, the Supreme Court and the Court of Appeal. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.
A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “public enterprises”.

(f)-6

QUEENSLAND ECONOMY
Overview
Queensland has a well diversified economic base, with strong agricultural and mining sectors, an established manufacturing sector and a wide range of services, including a well-developed tourism sector and a fast developing business services sector.
Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal constituents. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, livestock and cotton.
Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province is one of the world’s premier base metals and silver producing regions and ranks in the top ten in copper and zinc production. The State’s coal and bauxite reserves are among the largest in the world, and are generally of high grade and are easily accessible.
The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of economical electrical energy produced from extensive supplies of inexpensive coal. Further advancements underway include the development of alternate competitive energy sources such as natural gas and coal seam methane.
Historically, Queensland has not participated as extensively as other Australian States in the development of manufacturing industries. In particular, manufacturing industries in Queensland have developed to meet the internal requirements of the Queensland economy, supporting energy intensive mineral processing and agricultural industries. However, the manufacturing sector has, in recent years, diversified and expanded into higher value-added and high technology industries.
In the last 15 years, international tourism in Queensland has experienced rapid growth based on its many natural attractions, including the Great Barrier Reef, the Gold Coast, extensive beaches, island resorts and tropical rainforests.
Queensland has an extensive services sector initially developed to support the mining and agricultural sectors, but which now covers a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as those industries servicing the tourism sector.
There have been significant structural changes in the Queensland economy over the past 20 years with the mining and tertiary sectors growing strongly and the relative importance of the rural sector declining. In 2003-04 the rural sector accounted for approximately 4.4% of Gross State Product (“GSP”) and 22.5% of the agricultural sector in Australia. The mining sector accounted for approximately 6.7% of GSP in the State and 25.5% of mineral production in Australia. Meanwhile, the manufacturing sector accounted for approximately 9.9% of GSP and 14.4% of the manufacturing sector in Australia. Finally, the tertiary sector accounted for approximately 79.1% of GSP and 17.1% of the tertiary sector in Australia.

(f)-7

Economic Strategy
The Queensland Government (the “Government”) has taken a fundamental step in improving public transparency and accountability, with legislation requiring the preparation and tabling of a Charter of Social and Fiscal Responsibility (the “Charter”). The legislation governing the Charter requires the Government to announce its objectives and how it will achieve those objectives.
Queensland’s first Charter under the legislation was tabled by the Premier and then Acting Treasurer in August 1999. The Government recently released the Charter of Social and Fiscal Responsibility, which replaced the Charter previously tabled in 2001. The Charter outlines the Queensland Government’s commitment to delivering improved outcomes for the community, draws together the Government’s seven key policy priorities and its guiding financial principles, and details how the Government will report on delivering its commitments.
The key community outcomes sought by the Government as outlined in the Charter are:
•	A strong diversified economy;

•	A community of well-skilled and knowledgeable people;

•	Improved standard of living for all Queenslanders;

•	Safe and secure communities;

•	Healthy, active individuals and communities;

•	A fair, socially cohesive and culturally vibrant society;

•	A clean, livable and healthy environment; and

•	Maintenance of the natural resource base.
In addition, the Government’s key fiscal objectives, as outlined in the Charter, are:
•	To maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other States and Territories.

•	To ensure that the Government’s level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms.

•	Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating.

•	To ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.

•	To at least maintain and seek to increase Total State Net Worth.
The Queensland Government’s economic strategy is aimed at achieving these key social priorities and fiscal principles. The strategy is focused on raising the productive capacity of the State’s labor force and industries, given the importance of productivity in achieving sustainable economic growth, higher living standards and more employment opportunities — the key economic policy priorities of the State Government.
The rise in real incomes and employment generated by productivity growth also increases the tax revenue base available for Government, helping to address fiscal principles such as maintaining a competitive taxation environment and affordable service provision.
The economic strategy, by increasing real incomes and therefore taxation revenue, also allows the Government to more easily increase spending on education, crime and poverty prevention, cultural activities, regional development, health and aged care, and environmental protection — the other key social policy priorities outlined in the Charter.

(f)-8

The economic strategy complements sound economic fundamentals with a ‘Smart State’ strategy that fosters innovation and invests in human capital, as these are the main drivers of productivity growth in a modern diversified economy. In addition, the economic strategy’s focus on these drivers of growth will generate the higher rates of sustainable economic growth and living standards required to support the State’s strong population growth and, over the longer term, the ageing of the population.
Economic Growth
The Queensland economy recorded strong growth of 4.0% in 2004-05, outpacing growth in the national economy (2.3%) for the ninth consecutive year. Queensland’s outperformance is expected to continue, with economic growth forecast to average 4.25% in 2005-06, compared with national growth, which is forecast to be 3%. With the exception of 1995-96, Queensland’s economic growth has been at or above the national average for more than 15 years. Queensland’s real GSP has grown at an average annual rate of 4.6% over the last decade, 0.9 percentage point higher than that nationally (3.7%).
Real Economic Growth — Queensland and Australia
(1999-00 to 2004-05)

	Queensland GSP		Australia GDP
Year	$ Billion(a)	% Change	$ Billion(a)	% Change

1999-00	118.3	4.3	712.9	3.8
2000-01	121.9	3.0	727.8	2.1
2001-02	128.3	5.3	756.2	3.9
2002-03	135.5	5.6	780.4	3.2
2003-04	141.8	4.7	811.6	4.0
2004-05	147.5	4.0	830.4	2.3

(a)	Chain volume measure (reference year 2003-04)
Source: Queensland Treasury; Australian Bureau of Statistics “ABS” Cat.No. 5206.0
Major Economic Indicators
The following table lists selected major economic indicators for Queensland:
Queensland Major Economic Indicators

	2000-01	2001-02	2002-03	2003-04	2004-05

Overseas Merchandise Exports ($ billion)	21.5	23.2	21.4	20.1	26.4
Retail Turnover ($ billion)	29.2	31.1	33.8	38.2	39.9
Private Gross Fixed Capital Formation ($ billion)	19.8	24.9	30.6	34.9	38.8
Mineral Production ($ billion)	10.9	12.2	11.9	12.1	n.a.
Agricultural Production ($ billion)	7.2	8.1	7.3	7.7	n.a.
Employment (‘000) (a)	1,680.8	1,721.5	1,785.3	1,845.0	1947.9
Unemployment Rate (%) (a)	8.0	8.0	7.1	6.2	4.9
Increase in Consumer Prices (%)(a) (b)	5.9	2.9	3.2	2.9	2.6
Average weekly ordinary time earnings ($)(a)	759.2	793.1	824.9	878.3	923.5

(f)-9

“n.a.” means not available.

(a)	Year-average

(b)	Includes impact of introduction of the Goods and Services Tax (GST) in 2000-01.
Note: All monetary values are in current prices
Source: ABS, Department of Natural Resources and Mines and Queensland Treasury
Structure of the Queensland Economy
Queensland’s contribution to the Australian economy is reflected in the following table. It shows the annual changes and contributions to growth in GSP/GDP in Queensland and Australia for 2003-04 and 2004-05.
Components of Economic Growth(a)
(based on Queensland State Accounts)

	Queensland				Australia
			Contribution to				Contribution to
	Annual Growth		GSP growth (%		Annual Growth		GDP growth (%
	(%)		points)		(%)		points)
	2003-04	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04	2004-05

Household consumption expenditure	9.3	4.8	5.4	2.9	5.6	3.9	3.3	2.4
Priv. gross fixed capital formation (c)	8.9	8.6	2.1	2.1	7.0	5.4	1.4	1.1
- Dwellings	11.9	5.3	1.1	0.5	7.1	-0.6	0.5	0.0
- Business Investment (c)	4.8	17.9	0.5	2.0	8.0	12.4	0.8	1.3
(i) Other buildings and structures (c)	0.3	13.1	0.0	0.5	7.2	7.7	0.3	0.3
(ii) Machinery and equipment (c)	7.4	20.6	0.5	1.5	8.5	15.2	0.5	1.0
- Ownership transfer costs	9.1	-21.2	0.2	-0.5	-1.5	-16.8	-0.0	-0.3
Private final demand (b) (c)	9.2	5.8	7.5	5.0	5.9	4.3	4.7	3.5
Public final demand (b) (c)	5.3	6.1	1.2	1.3	4.1	3.9	0.9	0.9
Gross State/National Expenditure	8.9	5.9	9.3	6.3	6.3	4.2	6.3	4.3
Exports of goods and services	0.9	3.6	0.3	1.1	1.6	2.5	0.3	0.4
Imports of goods and services	14.0	8.9	-4.9	-3.4	12.4	11.8	-2.4	-2.4
GSP/GDP	4.7	4.0	4.7	4.0	4.0	2.3	4.0	2.3

(a)	Chain volume measure (reference year 2003-04)

(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation

(c)	Queensland data adjusted for asset sales but national data not adjusted, as information not available.

Source: Queensland Treasury, ABS Cat.No. 5206.0
Key features are:
•	Despite a moderate detraction from growth by the trade sector, Queensland recorded solid economic growth in 2004-05 of 4.0%, higher than national growth of 2.3%.

(f)-10

•	Growth in private demand in 2004-05 has been driven by solid growth in household consumption and strong growth in private investment. However, rapid growth in imports has offset growth in exports to produce a moderate net detraction from growth of 2.3 percentage points.

•	Household consumption expenditure in Queensland increased by 4.8% in 2004-05, following growth of 9.3% in 2003-04. Consumption expenditure in Australia grew by 3.9% in 2004-05, following growth of 5.6% in 2003-04.

•	Total private gross fixed capital formation increased by 8.6% in the State in 2004-05, building on growth of 8.9% recorded in 2003-04.

•	Dwelling investment rose by 5.3% in the State in 2004-05, following growth of 11.9% in 2003-04. Meanwhile, Australia recorded a decline of 0.6% in dwelling investment in 2004-05.

•	Public final demand in Queensland grew by 6.1% in 2004-05, following growth of 5.3% in 2003-04.

•	Total exports from the State increased by 3.6% in 2004-05, following lower growth of 0.9% in 2003-04.

(f)-11

Exports
Queensland is one of Australia’s major exporting States. The nominal value of Queensland’s overseas exports of goods and services in 2004-05 totaled $33.0 billion, accounting for 20.7% of Australia’s total exports during the year. The nominal value of Queensland’s overseas merchandise exports rose strongly, by 31.0%, supported by exceptional growth in the value of coal exports from the State. Higher prices, particularly for coking coal, was the main contributor to the 63.0% growth in the value of coal exports in 2004-05.
In 2004-05, the nominal value of rural exports (excluding sugar and honey) rose by 14.4%. Sugar data are recorded as confidential for a period of time following export. This rise partially reflects a recovery from severe drought experienced in 2002-03. Cereals exports rose 32.7% in 2004-05, owing to improved seasonal conditions in some areas of the State. A 21.6% rise in the value of meat exports substantially contributed to the overall rise in rural exports. Following an outbreak of Bovine Spongiform Encephalophy (mad cow disease) in both the United States and Canada in late 2003, Japan banned the importation of beef from these countries. Accordingly, demand rose for Australian beef, boosting exports to Asia. Textile fiber and fish and other seafood exports rose marginally over the year, by 1.2% and 1.8% respectively.
Crude minerals exports rose by 53.7% in 2004-05, supported by exceptionally strong growth in the value of coal exports from Queensland. Exports of coal (excluding confidentialized coal) rose by 63.0% in 2004-05. Higher contract prices negotiated for the 2005-06 Japanese fiscal year (which commenced on April 1) for both coking and thermal coal, contributed significantly to the rise. The quantity of coal exported from Queensland rose by 7.7% during the year, the highest growth in tonnages experienced since 2000-01.
Overseas Exports of Goods and Services, Queensland
($ million at current prices)

Export Categories(a)
	2002-03	2003-04	2004-05(p)

Rural
Meat	2,725.2	2,750.1	3,344.3
Textile fibers	587.2	492.1	498.2
Cereals	149.6	188.9	250.6
Fish and other seafood	282.8	232.8	236.9
Vegetables and fruits	228.4	243.3	234.3
Sugar and honey(b)	1,246.0	1,010.5	84.3
Other rural	769.5	744.8	758.0
Total	5,988.8	5,662.4	5,406.7

Crude Minerals
Coal, coke and briquettes	6,670.4	5,947.9	9,695.4
Metalliferous ores	1,330.7	1,514.0	2,033.2
Petroleum and related products/materials	335.4	251.2	166.7
Other crude minerals	74.7	72.8	72.7
Total	8,411.1	7,785.9	11,968.0

Processed minerals and metals
Non-ferrous metals	2,157.6	1,889.9	2,138.9
Other processed minerals and metals	218.4	217.6	255.3
Total	2,376.0	2,107.4	2,394.2

(f)-12

Export Categories(a)
	2002-03	2003-04	2004-05(p)
Other manufactures
Chemicals and related products	408.1	408.0	443.4
Manufactured goods classified by material	199.5	175.5	185.5
Machinery	771.0	728.3	795.2
Transport equipment	318.3	238.5	308.6
Miscellaneous manufactures	268.2	232.0	278.5
Total	1,965.1	1,782.4	2,011.1

Manufactures (sum of processed minerals and metals and other)	4,341.1	3,889.8	4,405.3
Confidential and special	2,640.0	2,790.3	4,405.3

Total overseas exports of goods	21,381.0	20,128.5	26,363.2

Tourism	2,025.0	2,212.0	2,501.0
Other services	3,880.0	4,102.0	4,151.0
Total overseas exports of services	5,905.0	6,314.0	6,652.0

TOTAL OVERSEAS EXPORTS OF GOODS AND SERVICES	27,286.0	26,442.5	33,015.2

(p)	preliminary.

(a)	Based on the Standard International Trade Classification (SITC3).

(b)	Sugar and some coal data are confidential for Queensland for 2004-05. Sugar data for Australia are held as confidential and included in the ‘Confidential and Special items’ category. Sugar data are only released into the ‘Sugar’ category for Australia after a six month lag. As a result, estimates for ‘sugar and honey’ for Queensland in 2004-05 excludes the value of sugar, which is included in the confidential items category for this year. In addition, some coal exports data (particularly pulverized coal injection coal) is confidentialized by the Australian Bureau of Statistics. These coal exports have been included in the ‘Confidential and Special items’ category since February 2002.
Source: ABS, unpublished foreign trade data, August 2005
Note: Amounts have been rounded to the nearest million. Consequently amounts may not add to rounded totals.
Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets. Further planned expansions to port and rail infrastructure will facilitate growth in the industry.
Queensland exports to a range of overseas markets. Japan has been Queensland’s largest export market for most of the past decade and currently accepts over one quarter (28.5%) of the State’s merchandise exports. Other major export markets include the European Union (14.6%), South Korea (11.9%), China (including Hong Kong) (8.0%), India (6.7%), the United States of America (5.4%) and Taiwan (4.7%).
The share of Queensland’s merchandise exports destined for North Asia rose to 53.1% in 2004-05. Increases in the value of coal and meat exports to the region contributed to the rise. Most notably, the share and the absolute value of goods exports to both India and China rose significantly over the three years to 2004-05. In 2004-05, exports to China and India accounted for 13.6% of Queensland’s merchandise exports by value, compared with 10.4% in 2002-03. In value terms, exports to India and China rose by 70.2% and 29.0% respectively in 2004-05 supported by strong growth in coal exports. Meanwhile, exports to key markets in South Asia (excluding India) increased 8.8% over the year.

(f)-13

Although the share of exports to the United States declined from 7.1% in 2003-04 to 5.4% in 2004-05, the absolute value of merchandise exports to the country rose marginally by 0.6% in 2004-05. The declining share of exports to the United States reflects a surge in growth in exports to other countries, such as India and China, rather than a decline in exports to the country.
     The major destinations for Queensland’s exports in recent years are outlined in the following table:
Queensland’s Major Overseas Markets for Exports of Goods(a)
(% of total at current prices)

	2002-03	2003-04	2004-05(p)

North Asia Total	48.4	50.8	53.1
South Korea	11.0	10.9	11.9
China	4.9	7.0	6.9
Japan	26.1	26.3	28.5
Taiwan	4.5	4.6	4.7
Hong Kong	1.8	1.9	1.1

South Asia Total	15.1	14.8	14.7
Indonesia	2.4	2.4	2.1
PNG	1.6	1.5	1.2
Singapore	1.1	1.0	0.8
India	5.5	5.2	6.7
Malaysia	2.5	2.6	2.1
Thailand	1.1	1.4	1.2

North America	8.9	8.1	6.3
Canada	1.5	1.0	0.8
US	7.4	7.1	5.4

European Union	14.9	13.7	14.6
New Zealand	3.6	3.9	3.4
Brazil	1.3	1.6	1.8
Other	7.8	7.2	6.2

	100.0	100.0	100.0

(a)	Shares calculated net of non-monetary gold.

(p)	Preliminary
Source: ABS, unpublished foreign trade data, August 2005.
Imports
The nominal value of Queensland’s merchandise imports rose by 20.3% to total $21.7 billion in 2004-05. The strong rise in the value of merchandise imports was driven largely by continued strength in the domestic economy.
In 2004-05, imports of mineral fuels, petroleum, lubricants and road motor vehicles accounted for almost 60% of the rise in the value of Queensland’s merchandise imports. Minerals fuels, petroleum and lubricants imports rose by 52.4% to $3.9 billion in 2004-05. This strong rise was driven by significant increases in petroleum prices over the year. The price of crude oil (West Texas Intermediate) rose by 44.8% in yearly average terms in 2004-05.

(f)-14

Strength in the domestic economy also supported a 21.6% rise in the value of road motor vehicle imports, to total $4.5 billion.
An increase in the value of fertilizer imports to Queensland drove an overall rise in chemical imports in 2004-05. The value of chemicals imports rose by 30.0% in 2004-05 to total $1.4 billion. Almost 70% of the increase in live animals, food, beverages and tobacco imports during the year was accounted for by rises in the value of vegetable, fruit, meat and meat preparations imports.
The value of Queensland’s imports in recent years is outlined in detail in the following table:
Overseas Imports of Goods and Services, Queensland
($ million at current prices)

Import Categories(a)	2002-03	2003-04	2004-05 (p)

Live animals, food, beverages & tobacco	639.6	607.9	673.3
Mineral fuels, petroleum and lubricants	2,,780.7	2,586.9	3,941.6
Chemicals	986.2	1,059.2	1,376.6
Road motor vehicles	3,444.0	3,706.0	4,505.8
Other machinery and transport equipment	3,628.3	4,943.9	5,396.9
Other manufactured goods	3,423.7	3,568.2	4,179.8
Other	1,455.4	1,606.5	1,668.9

Total overseas imports of goods	16,357.9	18,078.5	21,742.9

Tourism	899	960	1,066
Other services	4,684	4,897	5,327
Total overseas imports of services	5,583	5,857	6,393

TOTAL OVERSEAS IMPORTS OF GOODS AND SERVICES	21,940.9	23,935.5	28,135.9

(p)	preliminary.

(a)	Based on the Standard International Trade Classification (SITC3).
Source: ABS, unpublished foreign trade data.
Note: Amounts have been rounded to the nearest million. Consequently, amounts may not add to rounded totals.
Employment and Income
Queensland’s population, as at March quarter 2005, totaled 3,945,845 persons. Over the five years to March 2005, the State’s population increased at an average annual growth rate of 2.1%, compared with 1.0% in the rest of Australia.
During the five year period to 2004-05, Queensland’s labor force increased by 14.5%, (2.7% per annum on average) due primarily to strong population growth. Moreover, the State’s labor force participation rate, while remaining consistently higher than that in the rest of Australia throughout the period, increased by 1.0 percentage point to 65.8% in 2004-05. Queensland’s labor force has recorded growth above that for the rest of Australia over the five year period.

(f)-15

Employment growth in Queensland of 5.6% in 2004-05 was the State’s strongest jobs growth in a decade. Further, jobs growth in Queensland was more than double the 2.4% recorded in the rest of Australia in 2004-05. Over the five years to 2004-05, employment in Queensland increased by 17.9% compared with 9.4% for the rest of Australia. As a result, Queensland created 269,300 new jobs which equated to 30.4% of all jobs created in Australia over the period. The following table shows changes in Queensland’s employment by industry over the past five years.
Employed Persons by Industry, Queensland

				% Share of
			% Change	Total
	1999-00	2004-05	1999-00 to	Employment
	(‘000)	(‘000)	2004-05	2004-05

Agriculture, Forestry and Fishing	110.5	78.6	-28.9	4.1
Mining	18.3	24.8	35.8	1.3
Manufacturing	178.0	198.2	11.3	10.2
Electricity, Gas and Water	11.0	14.1	27.7	0.7
Construction	142.1	186.9	31.5	9.6
Wholesale and Retail Trade	349.2	401.3	14.9	20.7
Accommodation, Cafes and Restaurants	95.8	108.2	12.9	5.6
Transport and Storage	81.8	97.7	19.4	5.0
Communication Services	27.9	31.6	13.1	1.6
Finance and Insurance Services	39.2	51.3	30.8	2.6
Property and Business Services	165.6	209.0	26.2	10.8
Government Administration	65.1	85.5	31.3	4.4
Community Services (Education and Health)	266.3	327.4	23.0	16.9
Recreation, Personal and Other Services	101.7	124.4	22.3	6.4

TOTAL (a)	1652.4	1938.8	17.3	100.0

(a)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match aggregate estimates of employed persons
Note: Due to rounding, amounts may not add to totals.
Source: ABS Cat. No.6291.0.55.001
Queensland’s average unemployment rate was 4.9% in 2004-05, down from 6.2% in the previous year (rest of Australia 5.3% and 5.7% respectively). This represents the lowest unemployment rate in 30 years, and has moved below the unemployment rate in the rest of Australia for the first time in 10 years. This substantial improvement in Queensland’s unemployment rate reflects the fact that growth in employment over 2004-05 outpaced labor force growth. The average participation rate in Queensland in 2004-05 was 65.8%, compared with 63.6% in the rest of Australia.
Prices
The Queensland Consumer Price Index “CPI” rose 2.6% in 2004-05, compared with an inflation rate of 2.9% in 2003-04. The CPI for Australia rose 2.4% in each of these two financial years.

(f)-16

Income
Average weekly earnings and household income per capita in Queensland are below the Australian average. The most recent figures available are given below:
Measures of Income

	Household Income per	Average Weekly
	Capita	Earnings
	2003-04	2004-05
State	($)	($)

Queensland	30,329	726.9
New South Wales	35,993	816.6
Victoria	35,564	789.3
South Australia	31,282	676.0
Western Australia	34,790	773.1
Tasmania	28,639	703.5
Australia	34,345	776.1
Source: ABS Cat. No. 5220.0 and 6302.0
Queensland recorded growth in average weekly earnings of 6.2%, compared with 4.3% nationally in 2004-05.
Wages Policy
Historically, wages in Australia have been strongly influenced by both federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.
The previous Australian Government was in power from 1983 to 1996. A central component of its industrial relations policy was the Prices and Incomes Accord, an agreement between the Australian Government and the Unions’ peak body, the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralized. In an effort to foster growth in GDP and employment, real wages were constrained with some compensation provided in non-wage forms, such as the provision of a free universal health care system.
Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralized system, enabling an economic environment of low inflation and strong employment growth.
The current Australian Government, elected in 1996, has further encouraged this shift to a more decentralized wage fixing system. Nevertheless, employees on minimum award rates who have not been able to secure pay increases under enterprise agreements have been protected through a series of award safety net adjustments, to ensure that basic living standards are maintained.
Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the Award system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia. As of May 2004, 40.9% of Australian workers were covered by collective agreements,

(f)-17

making it the most common type of wage-setting agreement. In comparison, 39.1% of workers were covered by individual agreements with only 20.0% covered by awards only.
In 1999, the Queensland Government enacted the Industrial Relations Act 1999, which applies to the estimated 55.0% of employees in Queensland who are covered by the State industrial relations system. The Act provides greater choice in agreement types to suit individual industries, enterprises and workplaces. It also provides enhanced powers for the Queensland Industrial Relations Commission to assist parties in negotiating agreements, including a greater focus on conciliation and mediation.
PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY
The following table shows the main components of Queensland’s GSP and Australia’s GDP.
Queensland/Australian Gross Product-Major Industry Sectors (a)
(Current prices, 2003-04)

	Queensland	Australia	Queensland as a
Sector	($ millions)	($ millions)	% of Australia

Agriculture, forestry and fishing	5,398	23,982	22.5
Mining	8,287	32,450	25.5
Manufacturing	12,237	84,979	14.4
Services(b)	98,133	572,385	17.1

TOTAL	124,055	713,796	17.4

(a)	Based on total factor income. Total factor income refers to that part of the cost of producing the gross domestic product which consists of gross payments to factors of production (labor and capital). It represents the value added by these factors in the process of production and is equivalent to gross domestic product less taxes plus subsidies on production and imports.

(b)	Includes general government and ownership of dwellings gross operating surplus
Source: ABS Cat. No.5220.0
Mining
Over the past decade, the mining sector of Queensland’s economy has provided a strong stimulus to State growth. Queensland has large reserves of coal, bauxite, gold, copper, silver, lead, zinc, nickel, phosphate rock and limestone currently being mined, and largely unexploited resources of magnesite, oil shale, uranium, tin, mineral sands, clay and salt.
The latest data available on mining production is as at 2003-04. For a partial indication of the performance of the mining industry in 2004-05, refer to the exports section earlier in the document.
In 2003-04, Queensland accounted for 25.5% of the nation’s total mining output, compared with 19.7% 10 years earlier. Currently, Queensland is the second largest contributor of any State or Territory to Australia’s total mining output. In 2003-04, Queensland’s mining industry accounted for around 6.7% of State total factor income.
The Queensland mining industry is a major export earner and makes a substantial contribution to capital investment, direct and indirect employment, and regional development. Mining also provides a base for a number of the State’s leading value-added industries.

(f)-18

Coal remains Queensland’s most significant mineral produced, accounting for 53.2% of Queensland’s total mineral production by value. In 2003-04, the value of coal produced fell by 13.4%, owing to lower coal prices in A$ terms. Meanwhile, the volume of coal produced in Queensland rose by 4.2% over the year.
The value of minerals produced in Queensland and the quantities of selected minerals produced from 1999-2000 to 2003-04 are shown in the following tables.
Queensland Mineral Production -Value ($ millions)

Mineral	1999-00	2000-01	2001-02	2002-03	2003-04

Black coal (a)	4,761	6,228	8,062	7,452	6,454
Copper concentrate	785	1,138	994	1,246	2,793
Gold Bullion (b)	395	447	317	294	387
Bauxite	173	252	280	212	232
Lead Concentrate (c)	465	700	534	772	520
Crude Oil	122	146	109	68	99
Zinc Concentrate	559	951	647	826	805

Natural Gas	339	322	403	381	380
Other	366	722	783	625	465

TOTAL	7,965	10,906	12,129	11,876	12,135

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes.

(b)	Includes alluvial gold.

(c)	Includes a significant component of silver.
Source: Queensland Department of Natural Resources and Mines.
Queensland’s Principal Mineral Production -Volumes

Mineral	1999-00	2000-01	2001-02	2002-03	2003-04

Black coal (‘000t)	124,348	138,352	148,363	153,602	160,062
Copper concentrate (‘000t)	1,351	1,490	1,501	1,242	1,654
Gold Bullion (kg) (a)	42,078	43,503	34,666	38,154	39,922
Bauxite (‘000t)	11,546	11,731	11,276	11,251	12,071
Lead Concentrate (‘000t) (b)	566	702	677	680	756
Zinc Concentrate (‘000t)	657	1,232	1,332	1,389	1,386
Crude Oil (megalitres)	566	522	474	320	425

Natural Gas (gigalitres)	4,486	4,549	5,523	5,411	5,255

(a)	Includes alluvial gold.

(b)	Includes a significant component of silver.
Source: Queensland Department of Natural Resources and Mines.

(f)-19

Coal
In 2003-04, coal remained Queensland’s most significant mineral commodity, accounting for 53.2% of Queensland’s mineral production by value. In 2003-04, the quantity of coal produced rose by 4.2% to total 160.1 million tonnes. However, the value of production fell by 13.4% to $6.5 billion, due to lower average coal export prices in Australian dollar terms over the year.
Coal is also Queensland’s leading export commodity, with the value of exports totaling $9.7 billion in 2004-05 (this excludes coal exports which have been confidentialized by the Australian Bureau of Statistics, such as pulverized coal injection coal exports. In 2004-05, coal exports accounted for around 37% of Queensland’s total merchandise exports by value.
Copper
In 2003-04, the value of copper concentrate produced in Queensland rose by 124.2% to total $2.8 billion. An increase in world copper prices during the year contributed significantly to the overall increase in the value of copper produced. The quantity of copper concentrate produced also rose by 33.2% during the year.
Gold
The value of gold produced rose by 31.6% to $387 million in 2003-04. Increases in both the quantity produced and the price of gold over the year, contributed to the rise.
Bauxite
Bauxite is mined in the north of Queensland with indicated reserves of approximately 3 billion tonnes. The Weipa deposit in northern Queensland is the largest known bauxite deposit in the world.
The value of Queensland’s bauxite production rose by 9.4% in 2003-04 to $232 million, owing partially to a 7.3% rise in the quantity of bauxite produced during the year.
Lead and Zinc
In Queensland, the value of lead produced fell by 32.6% to total $520 million in 2003-04. Zinc concentrate production also fell by 2.5% during the year to total $805 million. The quantity of lead concentrate produced in 2003-04 rose by 11.2%, while zinc concentrate production remained relatively unchanged.
Crude Oil and Natural Gas
The value of crude oil produced in Queensland rose by 45.6% in 2003-04, owing partially to a 32.8% rise in the volume of crude oil produced. Higher crude oil prices also contributed to the rise.
In 2003-04, production of natural gas (including coal-seam methane) fell by 2.9%. In value terms, natural gas production remained relatively unchanged over the year.
Agriculture
The agriculture, forestry and fisheries sector in Queensland accounted for around 4.4% of GSP and for around 22.5% of Australia’s total agricultural production in 2003-04. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Australia’s foreign earnings.

(f)-20

The latest data available on agriculture production is as at 2003-04. For a partial indication of the performance of the agriculture industry in 2004-05, refer to the exports section earlier in the document.
In 2003-04, around 62.0% of the gross value of Queensland’s agricultural production was derived from four products — beef, sugar, grain and cotton, each of which is produced primarily for export.
Queensland also produces tropical and citrus fruits, tobacco, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.
In 2003-04, Queensland’s gross value of agricultural production increased by 5.5% to $7.7 billion.
The following table presents figures on the gross value and volume of agricultural commodities produced in Queensland over the five years to 2003-04.
Queensland’s Major Agricultural Commodities
Value and Volume of Production

	1999-00	2000-01	2001-02	2002-03	2003-04

Gross Value ($m)
Slaughtering and other disposals	2,668	3,368.4	3,696.9	3,357.0	3,553.4
Cattle and calves	2,276	2,963.9	3,223.3	2,878.0	3,070.7
Poultry	157	159.9	180.1	202.9	207.0
Pigs	177	177.1	207.9	213.4	206.3
Sheep	54	63.8	78.3	53.1	57.0
Sugar cane for crushing	813	601.2	902.6	943.8	779.2
Wool (shorn)	165	195.4	188.6	138.7	97.1
Cereals for grain	593	500.9	536.8	457.5	557.4
Horticulture (a)	1,091	1,371.1	1,463.6	1,364.1	1,522.0
Dairying (total whole milk production)	322	232.3	256.8	250.5	227.9
Cotton	581	414.1	396.5	187.6	346.4
Other	538	566.5	639.4	562.4	580.7

Total	6,771	7,249.9	8,081.2	7,261.6	7,664.1

Volume of Production
Beef and veal (tonnes)	938,602	1,040,310	977,601	951,153	978,968
Sugar cane (‘000 tonnes)	35,316	25,867	28,250	34,231	33,553
Wool (‘000 kg)	49,215	52,590	38,743	22,901	20,278
Wheat (‘000 tonnes)	1,904	1,157	901	601	1,110
Cotton lint (‘000 tonnes)	282	211	197	82	145

(a)	Vegetables, fruits including grapes and nuts.
Sources: ABS, Cat. No 7121.0, 7215.0 , 7503.0 and 7113.0
The performance of Queensland’s agricultural production was variable in 2003-04. Production of each of the major crops increased over the year, while sugar cane production decreased. The volume of beef production increased slightly over the year, while the production volume of wool fell.
Commodity prices for Queensland’s most significant agricultural commodity exports had a mixed performance in 2003-04. In yearly average terms, the average export price of beef rose marginally, while world prices for sugar and wool fell.

(f)-21

Meat and Poultry
Meat products are Queensland’s most significant rural commodity in value terms, accounting for 46.4% of the State’s total value of agriculture production in 2003-04. Demand for Australian beef rose following the discovery of Bovine Spongiform Encephalopathy (BSE) or mad-cow disease in the United States and Canada in 2003. Restrictions placed on imports to Japan of beef from the United States and Canada has increased the demand for beef from elsewhere, including Australia.
Grains
Total Queensland wheat production increased substantially in 2003-04 from 601,000 tonnes to 1.1 million tonnes. Queensland’s production of grain sorghum also increased in 2003-04 from 930,000 tonnes to nearly 1.3 million tonnes. Subsequently the value of Queensland’s total production of cereals for grain increased substantially in 2003-04 by 21.8% to $557.4 million.
Sugar
Australia is the world’s second largest exporter of raw sugar and Queensland accounts for around 90% of Australian production.
Queensland’s sugar cane production was 33.6 million tonnes in 2003-04, ranking third after beef and horticulture in terms of its individual contribution to the value of total Queensland agriculture production. Overall production decreased by 2.0% in 2003-04 as a result of the continuing effects of the drought.
Wool
The volume of wool produced in Queensland declined by 11.5% to 20.3 kilotonnes in 2003-04 due to a reduction in sheep numbers and the continuing effects of the drought. Higher global levels of sheep stock have also placed downward pressure on prices.
Other Primary Industries
Timber-Based Industries
The Queensland Department of Primary Industry and Fisheries estimates in 2003-04 forestry production in Queensland totaled $725 million. In value terms, forestry production rose by 8.9% in 2003-04, following 11.4% growth in 2002-03. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings.
Similar to other Australian States, the area planted to timber in Queensland rose in 2004. Most timber plantations in Queensland are softwood, almost all of which is owned by the State Government.
Fisheries
The Queensland Department of Primary Industries and Fisheries estimates in 2003-04 fisheries production in Queensland totaled $380 million. In value terms, fisheries production rose by 2.7%, following a 7.5% decline in 2002-03. In 2003-04, 44.7% of the fisheries output (in value terms) was derived from trawl operations, with 36.6% and 18.4% respectively sourced from non-trawl and aquaculture activities.

(f)-22

Manufacturing
In 2003-04, the manufacturing sector accounted for 9.9% of Queensland’s total factor income. Queensland’s share of Australia’s total manufacturing output increased to 14.4% in 2003-04, from 13.1% 10 years earlier.
Historically, manufacturing in Queensland developed to service and process the State’s agricultural and mineral resources. It is estimated that approximately two-thirds of manufacturing in Queensland is related to processing, servicing or the provision of machinery and equipment involved in the agricultural and mining sectors. In common with most Western industrialized nations, the relative importance of manufacturing declined in favor of service-based industries.
In the past, Australia’s border protection policy (primarily tariffs and quotas) has imposed costs on Queensland’s industries without off-setting benefits. The winding back of protection has benefited manufacturing industry in the State, in part because of its beneficial impact on mining and agriculture.
In 2002-03 (the latest available data), almost half of the manufacturing industry’s turnover was accounted for by two sub-sectors: food, beverages and tobacco (25.6%) and metal products (23.1%). Queensland’s manufacturing turnover increased by 2.4% in 2002-03, with growth recorded in all sub-sectors other than metals manufacturing.
Manufacturing output has grown strongly across most sub-sectors, as shown in the following table:
Queensland Manufacturing Industry Turnover by Sub-sector(a)

			Annual
	2001-02	2002-03	Growth
Subsector	($ million)	($ million)	(%)

Food, beverages and tobacco	12.578.4	12,885.7	2.4
Textile, clothing, footwear and leather	995.4	1,010.6	1.5
Wood and paper products	2,638.9	2,917.7	10.6
Printing, publishing and recorded media	2,228.8	2,384.7	7.0
Chemical, petroleum and coal products	7,296.5	7,848.0	7.6
Non-metallic mineral products	2,135.8	2,308.2	8.1
Metal products	12,521.0	11,616.1	-7.2
Machinery and equipment	6,524.4	7,006.0	7.4
Miscellaneous manufacturing	2,188.2	2,333.2	6.6

TOTAL TURNOVER	49,107.5	50,310.3	2.4

(a)	Latest available data.
Note: Figures are rounded to the nearest million. Consequently, figures may not add to the total.
Source: ABS Cat. No. 8221.0
Overseas exports of Queensland manufactured goods, including processed minerals and metals, totaled $4.4 billion in 2004-05. Over the year, manufactured overseas exports rose by 13.3%, following a 10.4% fall in 2003-04. An increase in the value of manufactured goods exports in 2004-05 reflects strong global demand for metals, particularly from Asia.

(f)-23

Services
Transport
Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Brisbane in the south-east to Karumba in the north-west. The Queensland railway network encompasses approximately 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in central Queensland.
The Queensland road network, extending approximately 177,000 kilometers, is constantly being upgraded and extended to maintain a safe and viable road network.
Queensland has four international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne. While growth is based predominantly on tourism, the increase in flights has provided a variety of non-tourism related business opportunities.
Communications
Queensland is served on a State-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation (ABC) and the Special Broadcasting Service (SBS). In addition, three commercial television networks and a community television station operate within the State. Queensland also has a widespread cable and satellite pay television service in operation, while broadband internet services are available in all major centers across the State.
Construction
The Queensland building and construction industry provided 9.6% of employment in the State during 2004-05.
Dwelling investment in Queensland rose by 5.3% in 2004-05, following increases of 11.9% in 2003-04, 21.2% in 2002-03, and 33.3% in 2001-02. In comparison, dwelling investment nationally fell slightly by 0.6% in 2004-05, following a rise of 7.1% in 2003-04. Strong population growth, low home loan interest rates and a very buoyant labor market have continued to support high levels of demand for house construction.
Private non-dwelling construction investment in Queensland rose by 13.1% in 2004-05, after rising by 0.3% in 2003-04.
Tourism
Tourism is one of Queensland’s most important and fastest growing sectors, accounting for an estimated 6.4% of overall GSP in the State in 1998-99 the latest available data. The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favorable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometers of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.
South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, water-skiing, fishing, cruising, and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including extensive canal developments, theme parks and internationally-recognized restaurants and entertainment venues.

(f)-24

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. In all, there are more than 20 resort islands located off the Queensland coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international centre for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday Group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.
Queensland’s tourism services exports (including overseas and interstate tourism) rose by 4.9% in real terms in 2004-05. Notably, overseas tourism exports rose by 10.1% during the year, after rising 6.5% in the previous financial year. The global economic downturn, international terrorist attacks, the war in Iraq and the outbreaks of Severe Acute Respiratory Syndrome (SARS) and Avian influenza led to a significant downturn in overseas tourism exports in 2001-02. However, with the effects of most of these shocks abating, the economic climate has become increasingly conducive to greater international travel. Interstate tourism exports increased by 2.6% during the year following a 4.6% decline in 2003-04, with the decline in 2003-04 reflecting renewed confidence in international travel in that year.
A number of new hotel and resort projects (valued at approximately $3.3 billion) are either already under construction or under consideration in Queensland. Some of these projects include:
•	Coomera Waters Resort, Gold Coast;

•	Cobaki Lakes residential resort, Gold Coast; and

•	Rainbow Harbour Resort, Cairns;

(f)-25

FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA
Prior to 1927, each State and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the States and the Commonwealth led to an agreement between the States and the Commonwealth in 1927, recognizing that it was in the interests of all to cooperate when borrowing in these markets. This agreement, known as the Financial Agreement, established the Australian Loan Council to determine and coordinate the public borrowings of the Commonwealth and the State Governments.
The Financial Agreement does not bind the many bodies set up under Commonwealth or State statutes. These bodies, which include central borrowing authorities and local governments, government owned corporations and other statutory bodies may enter the market directly and issue stock either in their own names or through a central borrowing authority. The central borrowing authority for Queensland is Queensland Treasury Corporation. Until June 1984, borrowings by these semi-government and local governments were controlled by the Loan Council under what was known as the Gentlemen’s Agreement, which was an understanding agreed upon in 1936 (and subsequently amended as necessary). The Gentlemen’s Agreement had no legal status.
From 1984 until 1993, borrowing arrangements for these authorities were determined by reference to the Global Approach. The main feature of the Global Approach was the imposition of aggregate quantitative controls (global limits) on borrowing by Commonwealth and State authorities. Over the period of its operation, there were progressive modifications and refinements of the Global Approach.
The Financial Agreement also established the State Government’s Loan Council Program (the “Loan Program”) to provide a mechanism by which the Commonwealth borrowed on behalf of the States for the purpose of financing capital expenditure. The rationale for this coordinated approach was that funds could be raised for the States on more favorable terms than if States individually undertook their own borrowings.
Until the early 1970s the Loan Program was the main source of funds for capital expenditure by the States. However, since that time, the nature of the Loan Program has changed and its significance in overall State finances has declined. States found it necessary to rely increasingly on borrowing by semi-government authorities to fund capital expenditures. This occurred in particular during the late 1970s and early 1980s. Most States established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities, which were monitored in the framework of the Global Approach.
Over the last 20 years of its existence, the Loan Program has consisted of both a loan component and a grant component (in the form of interest-free non-repayable capital grants to assist State governments to finance capital expenditure). During the 1980s, the loan component was primarily concessional loans for public housing. At the 1989 Loan Council meeting, it was agreed that the loan component of the Loan Program would be replaced by additional grants to the States under the Commonwealth State Housing Agreement. After 1989-90, the Loan Program has consisted solely of general purpose capital grants. (From 1991-92, the “Building Better Cities” program has also been classified as general purpose capital assistance.) These have since been abolished.
Until 1990-91, under the Financial Agreement, the Commonwealth Government undertook borrowings in the market in its own name and then on-lent the funds to the States. The Loan Council determined the terms and conditions of all loans raised by the Commonwealth on behalf of the States as well as the terms and conditions for loans raised by the Commonwealth for its own use. States were unrestricted in their use of these funds as they were directly substitutable for direct general purpose borrowings by the States in their own names in the market.
The June 1990 Loan Council meeting agreed that the States would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets. (Analogous arrangements were to apply for the Territories).

(f)-26

In line with the Loan Council decision, the States were required to make additional payments to the National Debt Sinking Fund sufficient to permit redemption at their maturity of all Commonwealth Government securities issued on their behalf. With the passage of legislation related to the new Financial Agreement through all jurisdictions’ parliaments, the National Debt Sinking Fund was replaced on July 1, 1995 by the Debt Retirement Reserve Trust Account. A total of $7.6 billion of Commonwealth Government securities was on issue on behalf of the States and Territories as at June 30, 1995. Under the new arrangement, this debt will be fully taken over by the States and Territories by 2005-06. The Loan Council decision has also meant that from June 30, 1990 there have been no additional allocations of Commonwealth Government securities to the States and Territories.
The Commonwealth compensates the States and Territories for the additional borrowing cost to them of this change based on the interest margins between Commonwealth and State debt applying at, and prior to, the change. (State central borrowing authorities, which are the major borrowers on behalf of the State/local sector, generally borrow at somewhat higher rates than the Commonwealth Government, with margins varying from time to time depending on market conditions.) In addition, the Commonwealth provides compensation for its reduced sinking fund contributions due to the accelerated decline in outstanding net debt on which those contributions are based.
Overall, these new arrangements replace Commonwealth debt to the private sector with State and Territory debt; they do not alter the financial position of the public sector as a whole. They do, however, represent a significant structural reform in Commonwealth/State (and Territory) financial relations. They place full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State and Territory Governments to greater scrutiny by the community and financial markets.
As from 1993-94, new Loan Council monitoring and reporting arrangements apply to the financing activities of Commonwealth and State Governments. The new arrangements were endorsed in principle at a special Loan Council meeting in Perth in December 1992 and were approved for implementation at the July 1993 Loan Council meeting.
The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus. The rationale for the switch in focus from global limits to an aggregate based on the deficit/surplus as a measure of the financing requirement is that the Global Approach focused on gross new borrowings by jurisdictions rather than their net call on financial markets; the latter is a more meaningful indicator of the impact of the public sector on the economy.
Under the new Loan Council arrangements the Commonwealth and each State and Territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).
Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. The nature of any adjustment and its allocation across governments would be negotiated by Loan Council members. Important considerations in these negotiations would be the comparative fiscal circumstances, infrastructure requirements and capital needs of particular governments. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.
It should be noted that the LCA nominations are now based on the new accrual GFS derived cash flow statement. A measure of the surplus (deficit) is derived from information contained in the cash flow statement. This new

(f)-27

measure whilst broadly comparable with the previous cash GFS measure, conceptually is different due to the nature of the derived accrual cash flow and the inclusion in the earlier GFS cash measure of accrual adjustments.
The emphasis of the new arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on Loan Council attempting to enforce rigid compliance with a particular LCA. The new arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.
For 2005-06, Queensland Budget-time LCA was estimated to be a loan allocation of $1,770 million. This was revised to $2,361 million in the October 2005 Special Fiscal and Economic Statement. This compares to Queensland’s negative borrowing requirement for 2004-05 of $3,625 million resulting from the State’s sizeable cash surplus.
Commonwealth Grants
Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the States. The Commonwealth also has exclusive constitutional power to impose excise duty, goods and services tax and customs duty. There are no general taxes on capital gains in respect of assets purchased or acquired before September 20, 1985, although gains on the sale of such property in particular circumstances are taxed as income. There are no Commonwealth wealth taxes, estate or gift duties. The States, however, impose payroll taxes, stamp duties and land taxes, and local governments impose rates based on the value of real property.
At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements which had operated between 1976-77 and 1984-85 should be replaced by financial assistance grants to the States. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments by the Commonwealth to the States. The level of financial assistance granted to the States was decided in the context of the annual Premiers’ Conference with the Commonwealth.
At the 1994 Premiers’ Conference, the financial arrangements adopted were for a real per capita terms guarantee to apply to the total amount of financial assistance grants over the three year period from 1994-5 to 1996-7, subject to review should Australia experience a major deterioration in its economic circumstances. At the 1996 Premiers’ Conference, it was agreed that the real per capita guarantee for financial assistance grants would be extended to 1998-99 but would be conditional upon States complying with their obligations under the Agreement to Implement the National Competition Policy and Related Reforms. At the 1998 Premiers’ Conference, the real per capita guarantee was extended again until 2000-2001. Application of the guarantee in 2000 was overtaken by the introduction of the Commonwealth’s Goods and Services Tax on July 1, 2000 and the associated reform of Commonwealth-State financial relations.
Commonwealth-State Relations under National Tax Reform
The introduction of a Goods and Services Tax (GST) was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms include significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA).
The main features of the IGA include:
•	the States will receive, for any purpose, all the revenue raised by the Goods and Services Tax (GST);

(f)-28

•	the Commonwealth has committed to provide financial assistance to the States to cover any temporary shortfalls in their budgets resulting from the implementation of tax reform;

•	a number of State taxes have been abolished. Bed tax (which Queensland did not levy) was abolished from July 1, 2000. Financial Institutions Duty (which Queensland also did not levy) and stamp duty on the transfer of listed marketable securities were abolished from July 1, 2001. As required by the IGA, the Commonwealth and States reviewed in 2005 the need to retain a number of State stamp duties. As an outcome of this review, Queensland has committed to the progressive abolition of six stamp duties over the period 2006 to 2011; and

•	the Commonwealth will continue to provide Specific Purpose Payments (SPPs) to the States and has stated it has no intention of cutting aggregate SPPs as part of the reform process set out in the IGA.

•	The IGA contains important features for future Commonwealth-State relations, including:

•	Providing the States with access to the revenue from a broad-based growth tax, which over time should strengthen State finances. The IGA reforms have provided Queensland with a small net budgetary gain in 2002-03 and 2003-04. A gain is also expected in 2004-05.

•	Endorsing the principle of horizontal fiscal equalization as the method for distributing GST revenue amongst the States, after a two-year transition period which ended on June 30, 2002.

•	Establishing a Ministerial Council comprising the Treasurers of the Commonwealth, States and Territories to oversee the operation of the GST and the IGA.

(f)-29

QUEENSLAND GOVERNMENT FINANCES
State Budgetary Strategy
Budget Process
The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next fiscal year. Approval for the raising of revenue is provided under various Acts of Parliament while Parliament approves of expenditure in Appropriation Acts (of which there are four each year).
In an early Budget year (i.e. a June Budget), the major Appropriation Acts are passed by Parliament in about August/September and approve expenditure for the next financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year until the Bill receives assent. There is one Act for the Legislative Assembly and one for all other agencies. The minor Appropriation Acts are passed early in the fiscal year and validate expenditure variations from the previous financial year (the variations having already been approved by the Governor in Council). When the Budget is delivered in September (late Budget), however, two Appropriation Acts (one for Legislative Assembly and one for other agencies) are passed by Parliament in about November/December and provide appropriation for:
•	the current fiscal year;

•	supplementary appropriation for the previous fiscal year for unforseen expenses that occurred in that fiscal year; and

•	initial appropriation for the succeeding fiscal year to allow normal operations of Government to continue until the Appropriation Bills gain assent.
Policy Settings for the 2005-06 Budget
The policy settings used to develop the 2005-06 Budget are guided by continued adherence to the Charter and the Government’s seven key policy priorities. These principles and priorities also underpinned the development of the October 2005 Special Fiscal and Economic Statement. This document detailed the Queensland Government’s response to the issues facing the health system and outlined major reforms in areas such as energy and water policy. The Statement also updated the fiscal and economic settings announced in the 2005-06 Budget and incorporated Queensland’s 2005-06 Mid Year Fiscal and Economic Review.
Queensland’s economic growth outlook is positive with gross state product forecast to rise by 4 1/4% in 2005-06. The composition of growth is predicted to change, with a general easing of growth in domestic activity being more than offset by an improvement in the trade sector. Exports growth is expected to be supported by the continued recovery in the global economy, increasing demand for commodities, and a partial recovery from the drought.
Labor market conditions in the State are forecast to remain solid in 2005-06. Employment growth of 2.75% is expected (up from 2.5% at the 2005-06 Budget), reflecting the expected shift of economic activity towards the export-oriented industries. Labor force growth is forecast to match employment growth, leading to the average unemployment rate forecast at around 5% in 2005-06.
Inflation is expected to increase slightly in 2005-06 at around 3% and growth in average earnings of 4% is forecast over the year.

(f)-30

Historically, Queensland has maintained a very strong fiscal position relative to the other Australian States. Queensland consistently has maintained a strong cash position over time, whereas the other States, on average, only started recently to strengthen their fiscal positions. Consistently achieving cash surpluses over the past few years has ensured Queensland maintains a strong balance sheet position and is the only State to fully fund employee entitlements.
The Government has embarked on significant capital expenditure programs to enhance the State’s infrastructure. In April 2005, the Government released the South East Queensland Infrastructure Plan and Program, outlining its priorities for regionally significant infrastructure over a 20-year planning horizon (2005-2026) particularly in the areas of roads, transport, health and education.
State taxes and charges will remain competitive with those of other States and Territories. Therefore, the aim is to deliver the level of services expected by the public at the lowest possible cost. This will be achieved by improving the efficiency with which the Government delivers services and by continued fiscal restraint.
Fiscal Strategy
The Charter outlines the Government’s fiscal strategy, and is an integral part of the Government’s commitment to the community. The fiscal strategy principles have been framed to meet a number of objectives, with the overriding requirement to maintain the integrity of the State’s finances. These key principles are detailed below:
•	Competitive tax environment
The Government will maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other States and Territories;
•	Affordable service provision
The Government will ensure that its level of service provision is sustainable by maintaining an overall Government operating surplus, as measured in Government Finance Statistics terms;
•	Capital funding
Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating;
•	Managing financial risk
The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector; and
•	Building the State’s net worth
The Government will at least maintain, and seek to increase, Total State Net Worth.
The fiscal principles establish the basis for sustainability of the Government’s policies. Essentially, they require over the long term that the services provided by the Government be funded from tax and other revenue sources. The principles are supported by an accrual budgeting framework, which recognizes future liabilities and highlights the full cost of sustaining the Government’s operations on an ongoing basis.

(f)-31

The principles recognize the importance of a strong financial position for the State. A State government, because of its more limited tax base, does not have the same capacity as a national government to cushion economic and financial shocks. At the same time, State governments have a responsibility to provide continuity of services, such as health care, police and education.
The principles recognize intergenerational equity in government service delivery and taxation. Broadly, each generation should pay for the services it consumes. It would not be equitable for the present generation to leave a debt for services they enjoyed, to be paid for by future generations. Conversely, future generations should pay for that part of the services they consume from long life assets, such as infrastructure.
Policy Priorities and Objectives
The Government has identified seven key policy priorities that it seeks to achieve for Queenslanders, regardless of where they live in the State. The priorities complement one another and the services or outputs provided by agencies generally contribute to more than one priority.
These seven key policy priorities provide the framework for specifying policy and service delivery across all portfolio areas for the longer term. The seven key policy priorities are set out below:
1.	Growing a diverse economy and creating jobs;

2.	Realizing the Smart State through education, skills and innovation;

3.	Managing urban growth and building Queensland’s regions;

4.	Improving health care and strengthening services to the community;

5.	Protecting our children and enhancing community safety;

6.	Protecting the environment for a sustainable future; and

7.	Delivering responsive government.
The Government has articulated a range of specific initiatives consistent with these key policy priorities. Implementing these is a key feature of the 2005-06 Budget and the October 2005 Special Fiscal and Economic Statement. In addition, there is increased funding across a range of areas to enhance existing Government services.
Reporting on Social and Fiscal Outcomes
A critical part of government accountability is the requirement to publish regular, informative reports on the outcomes of the Government’s activities against previously announced objectives. The Charter details the reports and information the Government will provide on its performance against its objectives for the community and its financial commitments.
In January 2005, the Government released its fifth annual report on the efficiency and effectiveness of its activities in meeting its objectives for the community during 2003-04. This report, Priorities in Progress, is part of a process by which the Government is becoming increasingly accountable to its community stakeholders, not just for money spent but for the outcomes achieved. Priorities in Progress endeavors to provide Queenslanders with information on the outcomes of the priorities outlined in the Charter.

(f)-32

The annual Priorities in Progress report represents a significant step forward in terms of public sector accountability. Nevertheless, the Government recognizes that the outcome indicators used will need to be further refined and developed. This will be an ongoing process, with the direct involvement of key stakeholders, that will improve the ability to measure the effectiveness of initiatives and policies in meeting the community’s needs.
The report for 2004-05 is expected to be tabled in Parliament in December 2005.
Operating Statement
2004-05 Outcome
On a Government Finance Statistics (GFS) basis, the General Government sector returned an operating surplus of $3.926 billion and a cash surplus of $4.640 billion.
The 2004-05 operating outcome is a $1.201 billion improvement from that estimated at the time of the 2005-06 Budget, primarily reflecting increased royalty revenues from higher commodity prices and growth in export volumes and the timing of program expenditure. In addition, 2004-05 saw a significant improvement in the performance of domestic and international equity markets, resulting in increased investment returns well above the assumed long-term rate of return.
The Queensland Government operates a superannuation scheme whereby investment funds are set aside to meet all accruing employee entitlements. These funds are invested in a diversified portfolio of growth assets, including domestic and international equities and property. With over $18.2 billion in funds invested, the General Government operating result will be impacted by the year to year performance of investment markets. Budget estimates for investment returns are based on the expected long-term average return for the portfolio of 7.5%. These estimates are then revised upwards or downwards during the year based on actual experience.
Above average returns are reinvested to ensure that the Government has the capacity to absorb any future periods of under performance. Despite the volatility of investment returns, the policy of setting aside and investing funds for future employee entitlements remains one of the key features of the State’s strong balance sheet.

(f)-33

Table 1 below provides aggregate outcome information for 2004-05 and projections for 2005-06.
Table 1
Key Financial Aggregates
(GFS Basis)

				2005-06
	2003-04	2004-05	2004-05	Revised -
	Actual	Budget	Actual	Budget
	$ million	$ million	$ million	$ million

General Government Sector:

Revenue	25,214	24,009	27,609	26,931

Expenses	21,874	23,363	23,683	26,214

Net operating balance	3,340	646	3,926	718

Cash surplus/(deficit)	3,490	1,059	4,640	(39)

Net capital purchases	2,059	2,434	2,528	3,512

Net worth	77,723	72,464	96,433	94,836

Public Non-Financial Corporations Sector:

Net operating balance	(67)	37	77	18

Net capital purchases	1,420	3,072	2,733	4,231

2005-06 Revised Budget Projections
A surplus of revenue over operating expenses of $718 million is expected for 2005-06 for the General Government Sector following the release of the October 2005 Special Fiscal and Economic Statement. The Total State net operating result for 2005-06 is expected to be a surplus of approximately $736 million, with the Public Non-Financial Corporations sector expected to record a net operating surplus of $18 million.
The operating result in the Public Non-Financial Corporations sector reflects the treatment of dividends under Government Finance Statistics rather than a reflection of the underlying operating performance of the sector. Under a normal accounting presentation, the net operating result excludes dividend payments which are treated as returns to shareholders and therefore “below the line”. Under GFS, dividends are an expense “above the line”. It also reflects the inclusion in the sector of some entities which, in the course of their normal operations, do not operate in surplus.
Revenue
General Government Revenue is forecast to decrease by $678 million (2.5%) from the 2004-05 Actual to $26.931 billion in 2005-06. Taxation revenue is expected to decline in 2005-06 with the abolition of a number of State taxes, including debits tax, lease duty and credit business duty, while investment returns are based on the assumption of long-term investment return rates.
Grants and subsidies, together with taxation are the principal forms of revenue for the State, accounting for almost three-quarters of General Government revenue.

(f)-34

Expenses
In GFS terms, General Government expenses are forecast to increase by $2.531 billion over the 2004-05 Actual to $26.214 billion in 2005-06. This represents growth in salaries and associated on-costs as a result of a combination of wage increases based on established enterprise bargaining agreements and additional staffing associated with service growth and enhancements in areas such as Health, Education, Police, Emergency Services and Child Safety.
Balance Sheet
Table 2 below provides data on the State’s capital program and net worth.
Table 2
2004-05 Capital Program and Balance Sheet Results
and 2005-06 Revised Budget Projections
(GFS Basis)

				2005-06
	2003-04	2004-05	2004-05	Revised -
	Actual	Budget	Actual	Budget
	$ million	$ million	$ million	$ million

Net Capital Purchases:

General Government Sector	2,059	2,434	2,528	3,512
Public Non-Financial Corporations	1,420	3,072	2,733	4,231

Total State Net Capital Purchases [1,2]	3,479	5,506	5,261	7,743

Net Worth:
General Government Sector (Total State) [3]	77,723	72,464	96,433	94,836
Incorporating Equity Investment in:
Public Non-Financial Corporations	13,733	13,452	16,277	15,748
Public Financial Corporations Sector	899		1,042

Notes:

1.	Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

2.	Net Capital Purchases comprises net expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes net expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and net expenditure on intangible assets such as patents and copyrights. Net Capital Purchases differs from the total State capital program reported in Budget Paper No. 3 due to asset sales being netted off for GFS data and capital grants being included in the Capital Works Program.

3.	As no budget data are collected for Public Financial Corporations, the forecast net worth assumes that PFC net worth (equity investment for which is held by the State, and recorded in the General Government Sector) remains constant.

(f)-35

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.
Net worth of the General Government sector for 2004-05 grew by $18,710 billion over the 2003-04 actual net worth. This growth reflects the impact of the Government’s substantial operating surplus in 2004-05 and upward revaluations in a range of State assets. In the Public Non-Financial Corporations sector net worth was $13.733 billion in 2003-04. It increased to $16.277 billion in 2004-05 and is forecast as $15.748 billion in 2005-06.
Net Financial Assets
The net financial assets measure is an indicator of financial strength. Net financial assets are defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.
The net financial assets measure is broader than the alternative measure, net debt, which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. Because of its comprehensive nature, the net financial assets measure is more appropriate in an accrual accounting framework.
The net financial assets of the General Government sector reflect the cumulative impact of sound fiscal policies and mean the State is fully capable of meeting all its current and recognized future obligations, without recourse to material adjustments in fiscal policy settings.
After excluding the value of equity investments of public enterprises, financial assets in the General Government sector are still more than sufficient to meet all the liabilities of the sector. Accordingly, the financial position of the State remains very strong, with sufficient financial assets available to meet liabilities as they fall due, in accordance with the requirements of the Government’s Charter.
Queensland has consistently pursued sound long-term fiscal policies such as ensuring all employee superannuation and long service leave entitlements are fully funded. The strong balance sheet and high levels of liquidity in the General Government Sector clearly demonstrate the success of these policies.
Capital Program
On a GFS basis, the General Government’s Net Capital Purchases in 2004-05 was $2.528 billion, compared with the budgeted figure of $2.434 billion..
The 2005-06 capital program announced in the Budget was the largest ever undertaken in nominal terms and included a significant increase for projects under the South East Queensland Infrastructure Plan and Program (SEQIPP). The SEQIPP outlines the Government’s priorities for regionally significant infrastructure over the next 10 years and identifies projects amounting to around $55 billion over the next 20 years.

(f)-36

Forward Estimates
Table 3 below provides a summary of the State’s Forward Estimates on a GFS basis.
Table 3
Key Financial Aggregates (Summary)
(GFS Basis)

	Revised	Projected	Projected	Projected
	2005-06	2006-07	2007-08	2008-09
	$ million	$ million	$ million	$ million

General Government Sector:

Revenue	26,931	27,876	29,283	30,336

Expenses	26,214	27,701	29,028	30,194

Net operating balance	718	175	256	142

Cash surplus/deficit	(39)	(833)	(72)	(37)

Net capital purchases	3,512	3,431	3,052	2,785

Net worth	94,836	97,067	99,417	101,723

Public Non-Financial Corporations Sector:

Net operating balance	18	70	(9)	(14)

Net capital purchases	4,231	4,171	3.673	3,355

The key trends in these projections are:
•	The General Government sector is budgeting for smaller operating surpluses in the outyears, reflecting a range of major policy commitments and the abolition of a number of State taxes;

•	State tax revenue is expected to continue to grow in the outyears due to factors such as economic and population growth. The forward estimates forecast moderate growth in funding from the Commonwealth;

•	Expenses are also forecast to grow, with employee expenses increasing in line with expected growth in wages and planned growth in services;

•	Cash deficits are forecast over the forward estimates period, reflecting a significant increase in capital expenditure. Over the period 2005-06 to 2008-09, the General Government sector is expected to invest $13.78 billion in capital, leading to an overall increase in General Government capital stock after depreciation of $5.872 billion;

•	General Government’s net worth is forecast to grow, consistent with the Government’s Charter of Social and Fiscal Responsibility; and

•	The Public Non-Financial Corporations sector net operating deficits in the outyears reflect interest costs on borrowings for capital investments.

(f)-37